SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

11 January 2008

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 11 January 2008	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director

Protherics PLC

Protherics and Advancell start Acadra™ clinical study
in B-cell chronic lymphocytic leukaemia

London, UK; Brentwood, TN, US; 11 January 2008 - Protherics PLC (“Protherics” or the “Company”), the international biopharmaceutical company focused on critical care and cancer, and its co-development partner, Advancell s.l. (“Advancell”), today announce that the first patient has now been enrolled in a recently initiated phase 1/2 clinical study of Acadra™ (acadesine) in B-cell chronic lymphocytic leukaemia (B-CLL).

Most drugs currently used to treat B-CLL also kill T-cells, suppressing the patient’s immune system and increasing the risk of serious infection; a common cause of death in patients with B-CLL. Acadra™ is a potentially selective treatment for B-CLL which has been shown to cause the death of B-cells whilst sparing T-cells in blood samples from patients with B-CLL. Acadra™ has also shown the capacity to kill B-CLL cells that are resistant to current therapies, such as fludarabine. Protherics and Advancell are jointly developing Acadra™ in this indication following a licensing and co-development agreement announced in December 2006.

The phase 1/2 study will be conducted at sites in Belgium, France and Spain and will enroll up to 30 B-CLL patients who have relapsed or are refractory to existing chemotherapy. The open-label study is designed to assess the safety, tolerability, pharmacokinetics and the effects on Acadra™ on B-cell and T-cell counts. Part I of the study will investigate escalating single doses of Acadra™ following in part II by an assessment of repeated doses. Results from part I of the study are expected in the second half of 2008 and the final study results are expected in the first half of 2009.

Luis Ruiz-Ávila, Chief Executive Officer of Advancell, commented:

“We are delighted that Acadra has entered its first clinical study in patients with B-CLL. The current study is designed to demonstrate proof of concept in terms of the selective targeting of B-cells in patients that are resistant or refractory to fludarabine.”

Andrew Heath, Chief Executive of Protherics, commented:

“Acadra is an exciting new therapy being developed to improve the safety and tolerability of chemotherapy in B-CLL patients. We expect to get an early indication of selectivity in this open-label study and we are encouraged by the strong ex-vivo data generated to date.”

| Ends |

For further information please contact:

Protherics
Andrew Heath, CEO	+44 (0) 20 7246 9950
Nick Staples, Director of Corporate Affairs	+44 (0) 7919 480510
Saul Komisar, President Protherics Inc	+1 615 327 1027

Financial Dynamics – press enquiries
London: Ben Atwell, Lara Mott	+44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt	+1 212 850 5600

Or visit www.protherics.com

Notes for Editors:

About Acadra™ (previously acadesine)

Acadra™ is a novel nucleoside analogue for the treatment of B-cell chronic lymphocytic leukaemia (B-CLL), a haematological cancer where there is an excess of B-cells. Unlike existing chemotherapies for B-CLL, Acadra™ has been shown ex-vivo to selectively kill B-cells, whilst having only minimal toxicity to T-cells. This selectivity for B-cells means that acadesine therefore has the potential to reduce the risk of serious infection and other side effects seen with current chemotherapies. Acadra™ may also be effective in patients who are refractory to fludarabine, which is widely used alone or in combination with other agents as first line therapy in B-CLL, as it caused the death of B-cells in blood samples from patients who were resistant to fludarabine.

About B-CLL

B-CLL is the most frequently occurring type of leukaemia in the western world and accounts for about 40 per cent of all leukaemias in those over 65 years of age; it is very rare in those below the age of 30 years. It follows an extremely variable course with overall survival times ranging from months to decades.

About Protherics

Protherics (LSE: PTI, NASDAQ: PTIL) is a leading biopharmaceutical company focused on the development, manufacture and marketing of specialised products for critical care and cancer.

Protherics has developed and manufactures two biologics for critical care which are FDA approved and currently sold in the US: CroFab™, a pit viper antivenom and DigiFab™, a digoxin antidote. Protherics generated £31.1 million in revenues in its financial year ended 31 March 2007, and reported £46.9 million in cash at the half year ending 30 September 2007. The Company’s strategy is to use the revenues generated from its marketed and out-licensed products to help fund the advancement of its broad, late stage pipeline.

Protherics has two major development opportunities in its critical care portfolio. CytoFab™ is a promising treatment for severe sepsis and AstraZeneca is about to start an expanded phase 2 programme following a major £195 million licensing deal in December 2005. In addition, Protherics is expected to report headline data from a phase 2b “DEEP” study with Digoxin Immune Fab in the treatment of pre-eclampsia in the first half of 2008.

Protherics has a pipeline of four novel cancer products in clinical development, and intends to undertake the sales and marketing of these products in the US and or the EU. Protherics is preparing to resubmit a BLA for Voraxaze™, an adjunct to high dose methotrexate therapy, in the US under a rolling submission starting in H2 2008.

With headquarters in London, the Company has approximately 290 employees across its operations in the UK, US and Australia. For further information visit: www.protherics.com

About Advancell

Advancell is a Spanish biotech company that is a European leader in nanomedicine. The company has two divisions: Pharma, which focuses its activity on the development of innovative drugs through the search for new applications for already-known molecules, and Services and Reagents, which uses cell-based in vitro methods to predict the efficacy, safety and mechanism of action of developing molecules. Advancell’s business model allows it to achieve substantial reductions in costs, risks and the development time of a drug.

Advancell is a world leader in nanomedicine, the science that uses technologies at the nanometric (less then a millionth of a millimeter) scale to diagnose, treat and prevent diseases. The most advanced project is focused on nanomedicines for the topical treatment of psoriasis and other skin diseases. In addition, Advancell is developing a new “orphan drug” for Chronic Lymphocytic Leukaemia and an adjuvant treatment for depression, which is currently in the clinical phase II.

The Services and Reagents Unit develops and markets in vitro cell models with a regulatory and/or predictive value. Our R&D efforts are focused on the development of new in vitro cell-based models and kits targeting skin ADME/Tox and biology. We are experts in epithelial and mucosal barrier models, as well as in hepatic metabolism and toxicity. Our ready-to-use reagent line (www.cacoready.com) is distributed throughout all of Europe.

The company is located in Barcelona’s “Parc Científic” and has research centres at Santiago de Compostela University and Hospital La Fe, in Valencia.

Disclaimer
This document contains forward-looking statements that involve risks and uncertainties, including with respect to Protherics’ product pipeline and anticipated development and clinical trials for product candidates. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors, including the factors discussed in Protherics’ Annual Report on Form 20-F and other reports filed from time to time with the U.S. Securities and Exchange Commission. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of Protherics.

END